LAMAR ADVERTISING COMPANY
5551 Corporate Boulevard
Baton Rouge, Louisiana 70808
June 26, 2009
BY EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

RE:	Lamar Advertising Company Lamar Media Corp. Form 10-K for the year ended December 31, 2008 Filed February 26, 2009 File No. 0-30242 & 1-12407
Ladies and Gentlemen:
On behalf of Lamar Advertising Company and Lamar Media Corp. (“Lamar” or the “Company”), please find below a response to the comment provided to Lamar by the staff of the Commission (the “Staff”) in a letter dated June 16, 2009 (the “Letter”) relating to Lamar’s Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”). The responses are keyed to the numbering of the comment in the Letter and appear following the comment, which is restated below in italics.
Form 10-K for the year ended December 31, 2008
1.	Refer to your response to comment 1. You have identified two reporting units: Billboard operations and Logo operations. It appears that you may have more than one operating segment in your Billboard operations since you provide various services that appear to have different economic characteristics, such as local and national billboard advertising, posters, bulletins, buses, shelters and benches. Tell us how you applied the guidance in SFAS 131 in evaluating your management approach to determine whether you have operating segments. If you have aggregated operating segments, disclose this in the notes to the financial statements and provide us with your analysis of the aggregation criteria in paragraph 17 of SFAS 131 for the various products and services you provide. Also provide us with a copy of the report that the chief operating decision maker uses to allocate resources and assess segment performance.

United States Securities and Exchange Commission
Attn: Larry Spirgel, Assistant Director
June 26, 2009

RESPONSE:
As stated in our Annual Report on Form 10K, we seek to offer our customers a full complement of advertising services. We generate revenue by providing advertising space on various types of billboard displays including traditional poster and bulletin displays as well as digital displays. We also provide advertising on buses, benches and shelters. While revenue from these types of services are reviewed, no other discrete financial information by type of revenue service is collected or monitored by our chief operating decision maker. In addition, since almost all operational activities are shared resources, determining profitability by revenue type would be difficult, if not impossible. Consequently, we do not believe that these services meet the definition of operating segments as outlined in Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information (“SFAS 131”).
In making our determination that we operate as a single operating segment, we have considered the guidance in paragraphs 10-15 of SFAS 131, as discussed below.
Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise:
▪	That engages in business activities from which it may earn revenues and incur expenses;

▪	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

▪	For which discrete financial information is available.
We define our chief operating decision maker, as described in paragraph 12 of SFAS 131, as our executive management group that consists of the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer who collectively review financial information to assess performance and make decisions regarding allocation of company resources. Such decisions include commitment of capital, including investments in our operating assets, construction of new facilities or improvements on existing facilities, changes in personnel, budgets and the allocation of any other company resources.
The type of information that the chief operating decision maker typically reviews, collectively constituting the “report” referenced below, include period over period comparisons, which relate to consolidated pro forma operating results, free cash flow, revenue bookings and revenue budgets. We have supplementally provided the Staff with a copy of the report that the chief operating decision maker uses to allocate resources in a separate letter of even date herewith, requesting confidential treatment pursuant to Rule 83 (17 C.F.R. §200.83).
In addition, the executive management group routinely receives data on historical groupings such as local and national revenue, however this information is not relevant to assess performance or make decisions related to allocation of resources. Local versus national revenue information is

United States Securities and Exchange Commission
Attn: Larry Spirgel, Assistant Director
June 26, 2009

common disclosure in our industry and is provided in order to give the readers of our financial statements more insight as to our customer base.
The evaluation by the executive management group of our consolidated operating results is supported by the highly centralized nature of our operations, such as:
▪	centralized IT systems;

▪	centralized cash management, financing and capital markets activity;

▪	centralized accounting, human resources, legal and administrative functions performed by our corporate office;

▪	centralized forecasting, budgeting and capital expenditure plans;

▪	common inventory control procedures;

▪	common compensation plans;

▪	common marketing plans; and

▪	standardized finance and insurance pricing and sales practices;
As a result of the factors noted above, we run our operations as a single business and consequently, report as a single operating segment.
We recognize that our failure to address our application of SFAS 131 could be confusing to a reader, and respectively submit that our future filings will contain the following (or substantially similar) language in respect to disclosure regarding segment reporting:
Based upon definitions contained within SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information,” an operating segment is a component of an enterprise:
▪	that engages in business activities from which it may earn revenues and incur expenses;

▪	whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

▪	for which discrete financial information is available.
We define the term ‘chief operating decision maker’ to be our executive management group, which consist of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. Currently, operations are reviewed on a consolidated basis for budget and business plan performance by our executive management group. Any decisions related to changes in invested capital, personnel, operational improvement or training, or to allocate other company resources are made based on the consolidated results.

United States Securities and Exchange Commission
Attn: Larry Spirgel, Assistant Director
June 26, 2009

We operate in a single operating segment, advertising. We sell advertising on billboards, buses, shelters and benches.
* * *
In response to the Staff’s request, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
If you require additional information, please telephone the undersigned at (225) 237-1008.
Very truly yours,
/s/ Keith A. Istre
Keith A. Istre
Chief Financial Officer

cc:	Kevin P. Reilly, Jr. Lamar Advertising Company Stacie Aarestad Edwards Angell Palmer & Dodge LLP Jeanne Herry KPMG LLP